Confidential Treatment Requested Pursuant to 17 C.F.R. SECTION 200.83

October 6, 2023 VIA EDGAR United States Securities and Exchange Commission Division of Corporation Finance Office of Energy & Transportation 10 F Street NE Washington, D.C. 20549	White & Case LLP 1221 Avenue of the Americas New York, NY 10020-1095 T + 1 212 819 8200 whitecase.com

Attn: Claudia Rios and Kevin Dougherty

Re:	Grupo Aeroméxico, S.A.B. de C.V.

Amendment No. 1 to Draft Registration Statement on Form F-1

Submitted August 29, 2023

File No. 377-06751

Dear Ms. Rios and Mr. Dougherty:

In connection with the above-referenced Amendment No. 1 to Draft Registration Statement on Form F-1 confidentially submitted on August 29, 2023 (the “Amendment to Draft Registration Statement”) relating to the proposed offering of equity securities of Grupo Aeroméxico, S.A.B. de C.V. (the “Issuer”), we are writing to submit the Issuer’s response to the comments of the staff of the Division of Corporation Finance of the United States Securities and Exchange Commission (the “Staff”), contained in the Staff’s letter dated September 20, 2023 (the “Comment Letter”).

The Issuer has revised the draft registration statement in response to the Comment Letter and is confidentially submitting concurrently with this letter Amendment No. 2 to the draft registration statement via EDGAR (“Amendment No. 2”). Amendment No. 2 reflects the Issuer’s responses to the comments received from the Staff and certain updated information. For ease of reference, each of the comments contained in the Comment Letter is printed below in bold and is followed by the Issuer’s response. All page references in the responses set forth below refer to page numbers in Amendment No. 2.

Amendment No. 1 to Draft Registration Statement on Form F-1 submitted August 29, 2023

Risk Factors

We benefit from strategic alliances, in particular our JCA with Delta, and our results would be adversely affected..., page 59

1.        You discuss in your response letter that “most” of the Issuer’s passenger revenue continues to be generated by domestic travel in Mexico and international flying not covered by the JCA. Please discuss more specifically the percentage of revenue that continues to be generated by domestic travel in Mexico and international flying not covered by the JCA.

Response: As discussed with the Staff, the Issuer has submitted supplementally the information regarding the percentage of revenue generated by domestic travel not covered by the JCA via Kiteworks secure file transfer.

Confidential Treatment Requested Pursuant to 17 C.F.R. SECTION 200.83

United States Securities and Exchange Commission

October 6, 2023

Certain shareholders have the right to appoint directors to our board and their interests may not coincide with yours, page 74

2.  You disclose that pursuant to your bylaws, you may grant the right to appoint members to your board to certain strategic partners that hold at least 2.5% of your shares. We note similar disclosure under “Arrangements or Understandings” on page 202 in describing the result of your Chapter 11 proceedings. Similarly, you disclose in Exhibit 2.1, the Joint Plan of Reorganization of Grupo Aeroméxico, in Section 4.12 that the bylaws of Reorganized Grupo Aeroméxico shall provide that so long as Delta remains a strategic partner of Reorganized Grupo Aeroméxico, Delta shall have the right to designate two directors to the New Board. Please define or otherwise discuss your interpretation of “strategic partner” and discuss if determining a strategic partner is a qualitative judgement by the Board or otherwise the criteria to appoint board membership.

Response: The Issuer respectfully acknowledges the Staff’s comment and advises the Staff that, pursuant to Article Thirty-One of the Issuer’s bylaws, included as Exhibit 3.1 to Amendment No. 2, if a proposed acquisition of 2.5% or more of the Issuer’s outstanding shares is approved by our board of directors (as required under Article Seven of the bylaws), our shareholders, at their discretion, may designate such acquisition a “Strategic Investment,” and the person or group of persons making such acquisition a “Strategic Partner”, regardless of whether such Strategic Partner is a competitor of the Issuer or a non-Mexican investor. A “Strategic Investment” designation must be set forth in a written agreement between the Issuer and the Strategic Partner establishing the terms and conditions of the Strategic Investment, and such an investment is subject to approval by the Issuer’s shareholders. An agreement of this type may grant to the Strategic Partner the right to appoint a certain number of members to the Issuer’s board of directors, subject to the provisions of the Issuer’s bylaws. Delta’s designation as a Strategic Partner was first approved by the Issuer’s board of directors and shareholders in 2012 in connection with Delta’s initial equity investment in the Issuer and in recognition of the Issuer’s long-standing strategic partnership and enhanced commercial cooperation with Delta that started more than 20 years ago.

The Issuer further advises the Staff that it has revised its disclosure on page 210 of Amendment No. 2 to clarify how Strategic Partners are appointed.

Please do not hesitate to contact John Vetterli at (212) 819-8816 of White & Case LLP with any questions or comments regarding this letter.

Sincerely,

/s/ White & Case LLP
White & Case LLP

cc:  Andrés Conesa Labastida, Grupo Aeroméxico, S.A.B. de C.V.

2